Filed Pursuant to Rule 424(b)(2)
Registration No. 333-261845

PRICING SUPPLEMENT No. 6, dated January 23, 2023

(To prospectus, dated January 13, 2022, and

prospectus supplement, dated March 11, 2022)

TRUIST FINANCIAL CORPORATION

Medium-Term Notes, Series G (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated January 13, 2022, as supplemented by the prospectus supplement, dated March 11, 2022 (the “prospectus supplement” and together with the prospectus, dated January 13, 2022 (the “base prospectus”), and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $1,500,000,000 aggregate principal amount of 4.873% Fixed-to-Floating Rate Senior Notes due January 26, 2029 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed-to-Floating Rate Senior Notes
CUSIP / ISIN Nos.	89788MAL6 / US89788MAL63
Series	Series G (Senior)
Form of Note	Book-Entry
Principal Amount	$1,500,000,000
Trade Date	January 23, 2023
Original Issue Date	January 26, 2023 (T+3)
Maturity Date	January 26, 2029
Redemption Dates and Terms	Redeemable (i) at any time after 180 days following the issue date and before January 26, 2028, in whole or in part, at a make-whole redemption price described under “Supplemental Description of the Notes—Redemption at Our Option,” and (ii) on January 26, 2028, in whole but not in part, or on or after December 26, 2028 (one month prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, in each case, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We will provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.
Base Rate	During the Floating Rate Period, SOFR (compounded daily over a quarterly Interest Period in accordance with the specific formula described in this pricing supplement).
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$1,500,000,000 / 100.000%
Net Proceeds (Before Expenses) to the Company	$1,497,750,000
Fixed Rate Period	The period from, and including, the Original Issue Date to, but excluding, January 26, 2028
Floating Rate Period	The period from, and including, January 26, 2028 to, but excluding, the Maturity Date
Interest Rate	During the Fixed Rate Period, 4.873% per annum; during the Floating Rate Period, a compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “Supplemental Description of Notes” section below, plus the Spread.
Initial Interest Rate	Not applicable
Interest Payment Dates	With respect to the Fixed Rate Period, each January 26 and July 26, commencing July 26, 2023; with respect to the Floating Rate Period, each January 26, April 26, July 26 and October 26, commencing April 26, 2028, as further described under “Supplemental Description of Notes” section below.
Interest Periods	During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly, as defined under “Supplemental Description of Notes” section below.
Regular Record Dates	15 calendar days prior to each interest payment date
Interest Determination Dates	For the Floating Rate Period, the date two U.S. Government Securities Business Days before each interest payment date.
Interest Reset Dates	For the Floating Rate Period, each interest payment date.
Index Source	As published by SOFR administrator
Index Maturity	Daily
Spread	+143.5 basis points
Spread Multiplier	Not applicable
Maximum Interest Rate	Maximum rate permitted by New York law.
Day Count	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Supplemental Risk Factors” beginning on page PS-5 of this pricing supplement as well as “Risk Factors” beginning on page S-2 of the prospectus supplement and page 19 of our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated herein by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)	Total
Price to Public	100.000%	$1,500,000,000
Underwriters’ Discount	0.150%	$2,250,000
Net Proceeds (Before Expenses) to Us	99.850%	$1,497,750,000

(1)	Plus accrued interest, if any, from January 26, 2023, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about January 26, 2023.

Joint Book-Running Managers

Truist Securities	Barclays	Morgan Stanley

Co-Managers

Loop Capital Markets	Siebert Williams Shank

January 23, 2023

RECENT DEVELOPMENTS

Truist’s Fourth Quarter 2022 Financial Results

On January 19, 2023, we reported earnings for the fourth quarter of 2022. Outlined below is a summary of those results. Our fourth quarter 2022 consolidated financial results below are unaudited and preliminary. Such results are based on information available to management as of the date of the earnings report and is subject to completion by management of our financial statements as of and for the year ended December 31, 2022. There can be no assurance that actual results for the fourth quarter will not differ from these preliminary financial data, including as a result of year-end closing, and any such changes could be material. Complete yearly results will be included in our Annual Report on Form 10-K for the year ended December 31, 2022, which we expect to file with the SEC on or before March 1, 2023, and which will contain more detailed information than is included below. Our fourth quarter 2022 consolidated financial results below should be read in conjunction with our Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022 and our Annual Report on Form 10-K for the year ended December 31, 2021, which are incorporated by reference herein.

Earnings Overview—Fourth Quarter 2022 Compared to Fourth Quarter 2021

Net income available to common shareholders for the fourth quarter of 2022 was $1.6 billion, up 5.6% from the fourth quarter of 2021, which we refer to as the earlier quarter. Earnings per diluted common share were $1.20, an increase of 6.2% compared with the same period last year. Earnings for the current quarter include merger-related and restructuring charges of $114 million ($87 million after-tax) and incremental operating expenses related to the merger with SunTrust Banks, Inc. of $56 million ($43 million after-tax).

Our results for the fourth quarter produced an annualized return on average assets of 1.21%, an annualized return on average common shareholders’ equity of 11.7% and an annualized return on tangible common shareholders’ equity of 27.6%.

Total taxable-equivalent revenues were $6.3 billion for the fourth quarter of 2022, an increase of $668 million, or 12%, compared to the earlier quarter.

Taxable equivalent net interest income for the fourth quarter of 2022 was up $764 million, or 23%, compared to the earlier quarter primarily due to strong loan growth and higher market interest rates coupled with well controlled deposit costs. These increases were partially offset by lower purchase accounting accretion and lower Paycheck Protection Program (“PPP”) revenue. Average earning assets increased $21.9 billion, or 4.7%, compared to the earlier quarter primarily due to growth in average total loans of $31.7 billion, or 10.9%, partially offset by a decrease in average securities of $11.0 billion, or 7.2%. Average deposits increased $2.3 billion, or 0.6%, average short-term borrowings increased $19.2 billion, and average long-term debt increased $1.1 billion, or 2.9%, compared to the earlier quarter.

Net interest margin was 3.25%, up 49 basis points compared to the earlier quarter. The yield on the total loan portfolio for the fourth quarter of 2022 was 5.26%, up 147 basis points compared to the earlier quarter, primarily reflecting higher market interest rates, partially offset by lower purchase accounting accretion and lower PPP revenue. The yield on the average securities portfolio was 2.08%, up 51 basis points compared to the earlier quarter primarily due to the higher rate environment.

The average cost of total deposits was 0.66%, up 63 basis points compared to the earlier quarter. The average cost of short-term borrowings was 3.75%, up 320 basis points compared to the earlier quarter. The average cost of long-term debt was 3.42%, up 207 basis points compared to the earlier quarter. The increase in rates on deposits and other funding sources was largely attributable to the higher rate environment.

The provision for credit losses was $467 million, compared to a benefit of $103 million for the earlier quarter. The increase in the current quarter provision expense primarily reflects a moderately slower economic outlook, whereas the earlier quarter included a reserve release due to the improving credit environment during that period. Net charge-offs for the fourth quarter of 2022 totaled $273 million compared to $182 million in the earlier quarter. The net charge-off ratio for the current quarter of 0.34% was up nine basis points compared to the earlier quarter primarily driven by normalizing trends across certain consumer portfolios.

Noninterest income for the fourth quarter of 2022 decreased $96 million, or 4.1%, compared to the earlier quarter. Investment banking and trading income decreased $120 million, or 32%, due to lower capital markets activity and lower merger and acquisition fees, partially offset by higher structured real estate fees. Mortgage banking income decreased $87 million, or 43%, as lower production income (due to lower refinance activity) was partially offset by higher residential servicing income (due to lower prepayments and fees earned on servicing portfolio purchases). Wealth management income decreased $26 million, or 7.4%, primarily due to lower market valuations. These decreases were partially offset by an increase of $100 million, or 15%, in insurance income due to organic growth and acquisitions. Lending related fees increased $29 million, or 36%, primarily due to higher leasing-related gains and higher unused commitment fees.

Noninterest expense for the fourth quarter of 2022 was up $22 million, or 0.6%, compared to the earlier quarter. Merger-related and restructuring charges and incremental operating expenses related to the merger decreased $98 million and $159 million, respectively, due to diminishing integration-related activities. Excluding the aforementioned items and the amortization of intangibles, adjusted noninterest expense increased $258 million, or 8.2%, compared to the earlier quarter. Personnel expense increased $102 million ($161 million, or 7.9%, on an adjusted basis) due to annual merit and minimum wage increases, the impact from acquisitions, investments in revenue producing businesses and enterprise technology, and higher medical claims, partially offset by lower incentives. Professional fees and outside processing expenses decreased $32 million, but was up $61 million, or 26%, on an adjusted basis due to increased project spend for enterprise technology investments and increased call center staffing. Other expense increased $20 million primarily due to higher teammate travel and entertainment expenses.

The provision for income taxes was $337 million for the fourth quarter of 2022, compared to $367 million for the earlier quarter. The effective tax rate for the fourth quarter of 2022 was 16.7%, compared to 18.6% for the earlier quarter. The decrease in the effective tax rate was primarily driven by the impact of actual versus forecasted rate and an increase in discrete tax benefits.

Balance Sheet Overview—Fourth Quarter 2022 Compared to Third Quarter 2022

Average loans and leases held for investment for the fourth quarter of 2022 were $320.7 billion, up $11.3 billion, or 3.6%, compared to the third quarter of 2022. We added $3.1 billion of loans in conjunction with the acquisition of BankDirect Capital Finance (“BankDirect”) on November 1, 2022, which contributed $2.1 billion of average loan growth for the fourth quarter of 2022. Excluding the acquisition, average loans and leases held for investment increased $9.2 billion, or 3.0% compared to the third quarter of 2022.

Average commercial loans increased $7.9 billion, or 4.4%, due to broad-based growth within the commercial and industrial portfolio and the BankDirect acquisition.

Average consumer loans increased $3.3 billion, or 2.7%, due to a $3.0 billion increase in residential mortgages due to correspondent channel production and lower prepayments. In addition, indirect other increased $548 million primarily due to growth from the Service Finance, recreational lending, and Sheffield portfolios, partially offset by runoff in other partnership lending programs. These increases were partially offset by $425 million runoff in student loans.

Average deposits for the fourth quarter of 2022 were $413.3 billion, a decrease of $6.8 billion, or 1.6%, compared to the prior quarter. The decrease in deposits was primarily driven by the impacts of monetary tightening, inflation, and higher interest rate alternatives. Average noninterest-bearing deposits decreased 3.4% compared to the prior quarter and represented 34.1% of total deposits for the fourth quarter of 2022. Average money market and savings and interest checking declined 2.0% and 1.5%, respectively, compared to the prior quarter. Average time deposits increased 19% primarily due to an increase in wholesale time deposit products.

Asset Quality

Nonperforming assets totaled $1.3 billion at December 31, 2022, relatively flat compared to September 30, 2022. Nonperforming loans and leases held for investment were 0.36% of loans and leases held for investment at December 31, 2022, relatively stable compared to September 30, 2022.

Performing troubled debt restructurings were up $113 million compared to the prior quarter primarily due to increases in the government guaranteed residential mortgage and the indirect auto portfolios.

Loans 90 days or more past due and still accruing totaled $1.6 billion at December 31, 2022, down $104 million, or five basis points as a percentage of loans and leases, compared with the prior quarter primarily due to declines in government guaranteed student loans and government guaranteed residential mortgages. Excluding government guaranteed loans, the ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.04% at December 31, 2022, flat from September 30, 2022.

Loans 30-89 days past due and still accruing of $2.3 billion at December 31, 2022 were up $310 million, or eight basis points as a percentage of loans and leases, compared to the prior quarter primarily due to a seasonal increase in the consumer portfolios.

The allowance for credit losses was $4.6 billion and includes $4.4 billion for the allowance for loan and lease losses and $272 million for the reserve for unfunded commitments. The allowance for loan and lease losses ratio was 1.34%, unchanged compared to September 30, 2022 as an increase for a moderately slower economic outlook was offset by growth in high-quality loans, including organic growth and the acquisition of the BankDirect portfolio.

Dividends and Capital

Capital ratios remained strong compared to the regulatory requirements for well capitalized banks. Truist declared common dividends of $0.52 per share during the fourth quarter of 2022. The dividend payout ratio for the fourth quarter of 2022 was 43%. Truist did not repurchase any shares in the fourth quarter of 2022.

SUPPLEMENTAL RISK FACTORS

The following supplemental information concerning the Notes is intended to be read in conjunction with the section entitled “Risk Factors” in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes.

Supplemental Risk Factors Relating to Acceleration Rights, Subordination and Resolution

Events for which acceleration rights under the Notes may be exercised are more limited than those available under the terms of our outstanding senior debt securities issued prior to the issue date of the Notes.

On June 6, 2022, we entered into a second supplemental indenture (the “second supplemental indenture”) between us, as issuer, and U.S. Bank Trust Company, National Association (successor in interest to U.S. Bank National Association), as trustee (the “senior trustee”), to the indenture governing our senior debt securities, dated as of May 24, 1996 and as amended by the first supplemental indenture, dated as of May 4, 2009 (such indenture as amended or supplemented from time to time, the “senior indenture”), pursuant to which the terms of our senior debt securities to be issued on or after the date of the second supplemental indenture, including the Notes, are modified. The modifications to the terms of our senior debt securities under the second supplemental indenture include, among other things, limiting the circumstances under which the payment of the principal amount of such senior debt securities can be accelerated.

All or substantially all of our outstanding senior debt securities issued prior to the date of the second supplemental indenture (the “existing senior debt securities”) provide acceleration rights for nonpayment of principal, premium (if any) or interest and for certain events relating to the bankruptcy, insolvency or reorganization of Truist Financial Corporation. The existing senior debt securities also provide acceleration rights for our failure to perform any other covenant or warranty (in the applicable senior indenture under which such existing senior debt securities were issued) for 90 days after we have received written notice of such failure, as well as for certain cross defaults on our or our subsidiaries’ indebtedness and certain events relating to the bankruptcy, insolvency or reorganization of any Principal Constituent Bank. In addition, the existing senior debt securities do not require a 30-day cure period before a nonpayment of principal becomes an event of default and acceleration rights become exercisable with respect to such nonpayment.

However, under the senior indenture, as supplemented by the second supplemental indenture, payment of the principal amount of the Notes:

•

may be accelerated only for (i) our failure to pay the principal of, premium (if any) or interest on the Notes and, in each case, such nonpayment continues for 30 days after such payment is due, or (ii) the occurrence of certain events relating to bankruptcy, insolvency or reorganization of Truist Financial Corporation; and

•

may not be accelerated if (i) we fail to perform any covenant or agreement (other than nonpayment of principal, premium (if any) or interest) in the senior indenture, as supplemented by the second supplemental indenture, or (ii) for the bankruptcy, insolvency or reorganization of any Principal Constituent Bank.

As a result of these differing provisions, if we fail to perform any covenant or agreement (other than nonpayment of principal, premium (if any) or interest) that applies both to the Notes and to any existing senior debt securities, or if certain cross defaults on our or our subsidiaries’ indebtedness occur, or if certain events of bankruptcy, insolvency or reorganization occur with respect to any Principal Constituent Bank, the senior trustee and the holders of the existing senior debt securities would have acceleration rights that would not be available to the senior trustee or the holders of the Notes. In addition, if we fail to pay the principal of any existing senior debt securities when due, an event of default would occur immediately with respect to such existing senior debt securities (and the exercise of acceleration rights could proceed immediately in accordance with the provisions of the applicable senior indenture under which such existing senior debt securities were issued), whereas, if we fail to pay the principal of the Notes when due, the senior trustee and the holders of the Notes must wait for the 30-day cure period to expire before such nonpayment of principal becomes an event of default and any acceleration rights are triggered with respect to such nonpayment. Any repayment of the principal amount of existing senior debt securities following the exercise of acceleration rights in circumstances in which such rights are not available to the holders of the Notes could adversely affect our ability to make timely payments on the Notes thereafter. These limitations on the rights and remedies of holders of the Notes could adversely affect the market value of the Notes, especially during times of financial stress for us or our industry.

Holders of the Notes could be at greater risk for being structurally subordinated if we sell, convey or transfer all or substantially all of our assets to one or more of our majority-owned subsidiaries.

If we sell, convey or transfer all or substantially all of our assets to one or more of direct or indirect majority-owned subsidiaries, under the senior indenture, as supplemented by the second supplemental indenture, such subsidiary or subsidiaries will not be required to assume our obligations under the Notes, and we will remain the sole obligor on the Notes. In such event, creditors of any such subsidiary or subsidiaries would have additional assets from which to recover on their claims while holders of the Notes would be structurally subordinated to creditors of such subsidiary or subsidiaries with respect to such assets. See “Supplemental Description of Notes—Consolidation, Merger, Sale, Conveyance and Lease.”

Holders of Truist Financial Corporation’s debt, including the Notes, and equity securities will absorb losses if it were to enter into a resolution.

Federal Reserve rules require that certain globally systemically important banks (“GSIBs”) maintain minimum levels of unsecured external long-term debt and other loss-absorbing capacity with specific terms (“eligible LTD”) for purposes of recapitalizing such GSIBs’ operating subsidiaries if such GSIBs were to enter into a resolution either:

•	in a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, or

•	in a receivership administered by the FDIC under Title II of the Dodd-Frank Act.

While we are not currently subject to such requirements, it is possible that Federal Reserve will apply these requirements in the future to a larger subset of bank holdings companies, such as Truist Financial Corporation (the “Parent Company”). The Notes being offered hereby are intended to qualify as eligible LTD for purposes of the Federal Reserve’s total loss-absorbing capacity rules as currently in effect. If the Parent Company were to enter into a resolution, holders of eligible LTD and other debt and equity securities of the Parent Company will absorb the losses of the Parent Company and its subsidiaries.

As a result, the Parent Company’s losses and any losses incurred by its subsidiaries would be imposed first on holders of the Parent Company’s equity securities and thereafter on its unsecured creditors, including holders of eligible LTD and other debt securities, such as the Notes. Claims of holders of those securities would have a junior position to the claims of creditors of our subsidiaries and to the claims of priority (as determined by statute) and secured creditors of the Parent Company.

Accordingly, in a resolution of the Parent Company in bankruptcy, holders of eligible LTD and other debt securities of the Parent Company, including the Notes, would realize value only to the extent available to the Parent Company as a shareholder of Truist Bank and its other subsidiaries, and only after any claims of priority and secured creditors of the Parent Company have been fully repaid.

If the Parent Company were to approach, or enter into, a resolution, none of the Parent Company, the Federal Reserve or the FDIC is obligated to follow our resolution strategy, and losses to holders of eligible LTD and other debt and equity securities of the Parent Company, including the Notes, under whatever strategy ultimately followed, could be greater than they might have been under our resolution strategy.

Supplemental Risk Factors Relating to SOFR

The following discussion of risks should be read together with the section entitled “Description of Notes—Base Rates—SOFR” in the accompanying prospectus supplement and the section entitled “Supplemental Description of Notes” below, which define and further describe a number of terms and matters referred to in these risk factors.

The interest rate on the Notes for each Floating Rate Interest Period is based on a Compounded SOFR rate, which is relatively new in the marketplace.

For each Floating Rate Interest Period, the interest rate on the Notes is based on Compounded SOFR, which is calculated using the specific formula described under “—Supplemental Description of Notes,” not the SOFR rate published on or in respect of a particular date during such Floating Rate Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the interest rate on the Notes during any Floating Rate Interest Period will not be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during a Floating Rate Interest Period is negative, its contribution to Compounded SOFR will be less than one, resulting in a reduction to Compounded SOFR used to calculate the interest payable on the Notes on the interest payment date for such Floating Rate Interest Period.

In addition, very limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Accordingly, the specific formula for the Compounded SOFR rate used in the Notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Notes.

Compounded SOFR with respect to a particular Floating Rate Interest Period will only be capable of being determined near the end of the relevant Floating Rate Interest Period.

The level of Compounded SOFR applicable to a particular Floating Rate Interest Period and, therefore, the amount of interest payable with respect to such Floating Rate Interest Period will be determined on the interest determination date for such Floating Rate Interest Period. Because each such date is near the end of such Floating Rate Interest Period, you will not know the amount of interest payable with respect to a particular Floating Rate Interest Period until shortly prior to the related interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such interest payment date. In addition, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Notes.

The price at which the Notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of SOFR, (ii) volatility of the level of SOFR, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) the time remaining to maturity of such Notes. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the Notes. Depending on the actual or anticipated level of SOFR, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you are able to sell your Notes prior to maturity.

Supplemental Risk Factors Relating to Redemption

The Notes have early redemption risk.

We have the option to redeem the Notes (i) at any time after 180 days following the issue date and before January 26, 2028, in whole or in part at a make-whole redemption price described under “Supplemental Description of the Notes—Redemption at Our Option”, and (ii) on January 26, 2028, in whole but not in part, or on or after December 26, 2028 (one month prior to the stated maturity date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the date of redemption, with 10 to 60 calendar days’ notice of redemption of the registered holder of the Notes. It is more likely that we will redeem the Notes prior to the stated maturity date to the extent that the interest payable on such Notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the Notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

SUPPLEMENTAL DESCRIPTION OF NOTES

The following supplemental description of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of our medium-term notes set forth in the accompanying prospectus supplement under the section entitled “Description of Notes” and the description of the general terms and provisions of our senior debt securities set forth in the accompanying base prospectus under the section entitled “Description of the Debt Securities.” It is important for you to consider the information contained in this pricing supplement and in the accompanying prospectus before making your investment decision with respect to the Notes.

When Interest with Respect to the Fixed Rate Period Is Paid

For the Fixed Rate Period, we will pay interest on the Notes at a rate of 4.873% per annum, payable semiannually in arrears on January 26 and July 26 of each year, commencing on July 26, 2023 (each a, “fixed rate interest payment date”). The last fixed rate interest payment date for the fixed rate period will be January 26, 2028. If any fixed rate interest payment date falls on a day that is not a business day, the interest payment will be made on the next day that is a business day, and no interest will accrue for the period from and after the scheduled fixed rate interest payment date. If the maturity date or a redemption date for the Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless we fail to make payment on such next succeeding business day.

For the Fixed Rate Period, interest on the Notes will be computed and paid on the basis of a 360-day year of twelve 30-day months.

When Interest with Respect to the Floating Rate Period Is Paid

For the Floating Rate Period, we will pay interest quarterly in arrears on January 26, April 26, July 26 and October 26 of each year, commencing on April 26, 2028 (each, a “floating rate interest payment date”). If any floating rate interest payment date falls on a day that is not a business day, we will postpone such interest payment date to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day), unless the next succeeding business day is in the next succeeding calendar month, in which case such floating rate interest payment date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the maturity date or a redemption date for the Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless we fail to make payment on such next succeeding business day.

As further described herein, on each interest determination date relating to the applicable floating rate interest payment date, the calculation agent will calculate the amount of accrued interest payable on the Notes for each Floating Rate Interest Period by multiplying (i) the outstanding principal amount of the Notes by (ii) the product of (a) the interest rate for the relevant Floating Rate Interest Period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period divided by 360.

The term “Interest Period” means a Fixed Rate Interest Period or a Floating Rate Interest Period. A “Fixed Rate Interest Period” refers to, during the Fixed Rate Period, the period commencing on any fixed rate interest payment date (and with respect to the initial Fixed Rate Interest Period only, commencing on the issue date of the Notes) to, but excluding, the next succeeding fixed rate interest payment date. A “Floating Rate Interest Period” refers to, during the Floating Rate Period, the period commencing on any floating rate interest payment date (or, with respect to the initial Floating Rate Interest Period only, commencing on January 26, 2028) to, but excluding, the next succeeding floating rate interest payment date. In the case of the interest payment at maturity, the Floating Rate Interest Period refers to the period from and including the floating rate interest payment date immediately preceding the maturity date to, but excluding such maturity date. In the event of an optional redemption, the applicable Interest Period with respect to the Notes called for redemption will run to, but excluding, the redemption date.

Compounded SOFR

The interest rate on the Notes for each Floating Rate Interest Period (the “Floating Interest Rate”) will be equal to Compounded SOFR (as defined herein) plus a spread of 143.5 basis points. “Compounded SOFR” will be determined by the calculation agent in accordance with the following formula:

where:

“d0,” for any Observation Period, is the number of U.S. Government Securities Business Days in the relevant Observation Period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Observation Period;

“SOFRi,” for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is equal to SOFR in respect of that day “i”;

“ni,” for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” is the number of calendar days in the relevant Observation Period.

For these calculations, the daily SOFR in effect on any U.S. Government Securities Business Day will be the applicable SOFR as reset on that date.

For purposes of determining Compounded SOFR, “SOFR” means, with respect to any U.S. Government Securities Business Day:

(1) the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the Federal Reserve Bank of New York’s Website at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”); or

(2) if the rate specified in (1) above does not so appear, unless both a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the Federal Reserve Bank of New York’s Website.

“Observation Period” with respect of each Floating Rate Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Floating Rate Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the interest payment date for such Floating Rate Interest Period.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by us or the Designee (after consulting with us) in accordance with the Benchmark Replacement Conforming Changes.

Notwithstanding the foregoing, if we, in our sole and absolute discretion, or our Designee determines on or prior to the relevant interest determination date that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR then we shall provide written notice to the trustee, paying agent and calculation agent and the provisions set forth in the accompanying prospectus supplement under the section entitled “Description of Notes—Base Rates—SOFR—Effect of SOFR Benchmark Transition Event,” which we refer to as the “benchmark transition provisions,” will thereafter apply to all determinations, calculations and quotations made or obtained for the purposes of calculating the Floating Interest Rate and the Floating Interest Amount (each as defined below) payable on the Notes during a relevant Floating Rate Interest Period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Floating Interest Rate that will be payable for each Floating Rate Interest Period will be a per annum rate equal to the sum of the Benchmark Replacement and the spread. The senior trustee, paying agent and the calculation agent, unless any of them has agreed in writing to act as the Designee and accept the responsibilities referenced in (i), (ii), (iii) and (iv) below, are not responsible in any way for (i) determining a replacement rate for Compounded SOFR, (ii) monitoring the designation of a replacement rate, (iii) determining that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, or (iv) determining whether or what changes to Compounded SOFR are necessary or advisable, if any, in connection with any of the foregoing. The senior trustee, paying agent and the calculation agent shall not be under any duty to succeed to, assume or otherwise perform any of our duties or duties of any Designee, or to appoint a successor or replacement Designee in the event of a Designee’s resignation or removal, or to remove and replace any Designee in the event of a default, breach or failure of performance on the part of the Designee with respect to its duties and obligations under the terms of the Notes. We will deliver to the calculation agent, prior to the issuance of any Notes, copies of the proposed forms of such Notes, including copies of the terms and conditions relating to the determination of the applicable interest rate. In the event that the calculation agent has determined or has been notified that Compounded SOFR or the then-current designated Benchmark is not available on an interest determination date, then unless the calculation agent is notified of a Benchmark Replacement in accordance with the provisions of the terms of the Notes at least one day prior to the applicable interest determination date, the calculation agent shall use the interest rate in effect for the immediately prior Interest Period.

If the calculation agent determines, following consultation with us, that there is no clear market consensus as to whether any rate has replaced Compounded SOFR in customary market usage, (A) U.S. Bank Trust Company, National Association (successor in interest to U.S. Bank National Association), or any other entity appointed as calculation agent in the applicable pricing supplement or pricing supplement, shall have the right to resign as calculation agent in respect of the Notes, and (B) we will appoint, in our sole discretion, a new calculation agent to replace U.S. Bank Trust Company, National Association (successor in interest to U.S. Bank National Association), or any other entity appointed as calculation agent in the applicable pricing supplement or pricing supplement, solely in its role as calculation agent in respect of the Notes, to act as the calculation agent in respect of the Notes.

The calculation agent will, as soon as practicable after the determination of the Floating Interest Rate for each Floating Rate Interest Period in respect of the Notes, calculate the amount of interest (the “Floating Interest Amount”) payable in respect of each Note for such Floating Rate Interest Period. The Floating Interest Amount will be calculated by applying the Floating Interest Rate for such Floating Rate Interest Period to the principal amount of such Note, multiplying the product by the actual number of days in such Floating Rate Interest Period (the “Number of Days”) divided by 360 and rounding the resulting figure to the nearest cent (half a cent being rounded upwards). The interest rate on the Notes will in no event be lower than zero.

All determinations, calculations and quotations made or obtained for the purposes of calculating the Floating Interest Rate and the Floating Interest Amount, whether by the calculation agent or us, will, in the absence of gross negligence, willful misconduct or manifest error, be binding on us, the calculation agent, the paying agent(s), the senior trustee and all holders of the Notes.

We will, or will arrange for the calculation agent to, cause the Floating Interest Rate, the Number of Days, the Floating Interest Amount for each Floating Rate Interest Period in respect of the Notes and the relevant record date and interest payment date to be notified to the senior trustee and DTC, and such information will be notified or published to the holders of the Notes through DTC or through another reasonable manner as soon as possible after their determination. The interest payment date so notified or published may subsequently be amended.

Redemption at Our Option

We will give notice of redemption to the registered holder of the Notes at least 10 days and not more than 60 days prior to the date fixed for redemption.

On or after July 25, 2023 (180 days after the issue date) (or, if additional Notes are issued, beginning 180 days after the issue date of such additional Notes), and, prior to January 26, 2028 (one year prior to the maturity date (the “First Par Call Date”)), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to, but excluding, the date of redemption, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On the First Par Call Date, we may redeem the Notes, in whole but not in part, or on or after December 26, 2028 (one month prior to the maturity date), in whole or in part, at any time and from time to time, in each case at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. “Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the First Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the First Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at

11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the First Par Call Date, as applicable. If there is no United States Treasury security maturing on the First Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the First Par Call Date, one with a maturity date preceding the First Par Call Date and one with a maturity date following the First Par Call Date, we shall select the United States Treasury security with a maturity date preceding the First Par Call Date. If there are two or more United States Treasury securities maturing on the First Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair. No Notes of a principal amount of $1,000 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note. For so long as the Notes are held by DTC (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Neither the trustee nor the calculation agent shall be responsible for or have any responsibility to determine or make any calculations in connection with any redemption.

Consolidation, Merger, Sale, Conveyance and Lease

The following supersedes the information in the accompanying prospectus supplement under the section entitled “Description of Notes—Consolidation, Merger, Sale, Conveyance and Lease” and the information in the accompanying base prospectus under the section entitled “Description of the Debt Securities—Debt Securities Generally—Consolidation, Merger, Sale, Conveyance and Lease” with respect to the Notes and all other series of senior debt securities issued under the senior indenture on or after June 6, 2022.

The senior indenture provides that we may not consolidate with or merge into another corporation, or convey, transfer or lease all or substantially all of our properties and assets to any person (other than a subsidiary) unless:

•	the successor assumes our obligations under the senior indenture and the debt securities outstanding under the senior indenture;

•

after giving effect to the transaction, no event of default, as applicable (and, with respect to any series of senior debt securities issued on or after June 6, 2022, including the Notes, no covenant breach (as defined below)), and no event which, after notice or lapse of time or both, would become an event of default, as applicable (or, with respect to any series of senior debt securities issued on or after

June 6, 2022, including the Notes, a covenant breach), has occurred and is continuing under the senior indenture; and

•	certain other conditions are met.

In that event, the successor will be substituted for us and, except in the case of a lease, we will be relieved of our obligations under the senior indenture and the senior debt securities of each outstanding series, including the Notes.

With respect to senior debt securities issued on or after June 6, 2022, including the Notes, the foregoing requirements do not apply in the case of a sale, conveyance or transfer by us of all or substantially all of our assets to one or more entities that are direct or indirect subsidiaries in which we and/or one or more of our subsidiaries own more than 50% of the combined voting power. As a result, if we were to undertake such a transaction, such subsidiary or subsidiaries would not be required to assume our obligations under the Notes and we would remain the sole obligor on the Notes.

Events of Default and Covenant Breaches with Respect to Senior Debt Securities

The following supersedes the information in the accompanying prospectus supplement under the section entitled “Description of Notes—Events of Default with Respect to Senior Notes” and the information in the accompanying base prospectus under the section entitled “Description of the Debt Securities—Senior Debt Securities—Events of Default” with respect to the Notes and all other series of senior debt securities issued under the senior indenture on or after June 6, 2022.

The senior indenture defines an event of default with respect to any particular series of senior debt securities issued on or after June 6, 2022, including the Notes, as being any one of the following events:

•	default for 30 days in the payment of any interest upon any of the senior debt securities of that series;

•	default for 30 days in the payment of the principal of, or any premium on, any of the senior debt securities when due; or

•	the occurrence of certain events relating to bankruptcy, insolvency or reorganization of Truist Financial Corporation.

Subject to the following paragraph, for senior debt securities issued on or after June 6, 2022, including the Notes, no other defaults under or breaches of the senior indenture or any senior debt securities, including the Notes, will result in an event of default, whether after notice, the passage of time or otherwise and therefore none of such other events (even if constituting a covenant breach) will result in a right of acceleration of the payment of the outstanding principal amount of such senior debt securities, including the Notes. For example, the occurrence of events relating to bankruptcy, insolvency or reorganization of any Principal Constituent Bank will not directly constitute an event of default under the senior indenture although it would constitute an event of default under the existing senior debt securities. However, certain events may give rise to a covenant breach, as described below.

We may change, eliminate or add to the events of default with respect to any particular series of senior debt securities, as indicated in the applicable prospectus supplement and/or pricing supplement relating to such series. For the avoidance of doubt, the only events of default with respect to the Notes are those set forth above.

A “covenant breach” under the senior indenture, as to any series of senior debt securities issued on or after June 6, 2022, including the Notes, includes any of the following:

•	default in the payment of any sinking fund installment or analogous obligation with respect to any of the senior debt securities of that series when due; or

•

failure to perform any other covenant or agreement (other than nonpayment of principal, premium (if any) or interest) with respect to such series as set forth in the senior indenture for 90 days after we have received written notice of the failure to perform in the manner specified with respect to such series as set forth in the senior indenture.

We may change the definition of “covenant breach” with respect to any particular series of senior debt securities, as indicated in the applicable prospectus supplement and/or pricing supplement relating to such series. A covenant breach shall not be an event of default with respect to any security.

If an event of default with respect to the senior debt securities of any series, including the Notes, shall occur and be continuing, the senior trustee or the holders of not less than 25% in aggregate principal amount (in the case of a series of senior debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of all the outstanding senior debt securities of that series may declare the principal (or in the case of a series of senior debt securities issued at an original issue discount, the amount calculated in accordance with the formula set forth in such series of senior debt securities) of all the securities of that series to be immediately due and payable. Subject to certain conditions, the holders of a majority in principal amount of the outstanding senior debt securities of such series may rescind such declaration. For senior debt securities issued on or after June 6, 2022, including the Notes, such acceleration will not be permitted for reasons other than a specified payment default or a bankruptcy, insolvency or reorganization event that constitutes an event of default in respect of such senior debt securities. Neither the senior trustee nor any holders of such senior debt securities will have any enforcement right or other remedy in respect of covenant breaches (including breaches of the covenant described above under “—Consolidation, Merger, Sale, Conveyance and Lease”) except as described below.

Under the senior indenture, after a default occurs, the senior trustee shall give the holders of the senior debt securities of that series notice of such default as and to the extent provided in the Trust Indenture Act, but in the case of any default of the character specified in the second bullet point in the definition of “covenant breach” above with respect to the senior debt securities of such series, no such notice to the holders shall be given until at least 30 days after the occurrence of such default. The term “default” means any event which is, or after notice or lapse of time or both would become, an event of default or covenant breach in respect of the relevant senior debt securities.

In case of an event of default (or, with respect to any series of senior debt securities issued on or after June 6, 2022, including the Notes, a covenant breach) with respect to any series of senior debt securities, the senior trustee in its discretion may proceed to protect and enforce its rights and the rights of the holders by such appropriate judicial proceedings as the senior trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the senior indenture or in aid of the exercise of any power granted therein, or to enforce any other proper remedy. For the avoidance of doubt, the remedies available to the senior trustee and holders include a right of acceleration only in the case of an event of default. There is no right of acceleration in the case of a covenant breach.

If an event of default (or, with respect to any series of senior debt securities issued on or after June 6, 2022, including the Notes, a covenant breach) occurs, the senior trustee will be obligated to use such of its rights and powers under the senior indenture, and to use the same degree of care and skill in doing so, as a prudent person would use under the circumstances in the conduct of his or her own affairs.

Subject to the provisions of the senior indenture relating to the duties of the senior trustee, in case an event of default or covenant breach shall occur and be continuing, the senior trustee is under no obligation to exercise any of the rights or powers vested in it under the senior indenture at the request, order or direction of any of the holders of the senior debt securities, unless such holders offer to the senior trustee reasonable security or indemnity.

Subject to certain limitations contained in the senior indenture, including among other limitations that the senior trustee will not be exposed to personal liability, the holders of a majority in aggregate principal amount of the outstanding senior debt securities of all series affected, voting as one class, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior trustee, or exercising any trust or power conferred on the senior trustee.

No holder of any senior debt security of any series will have any right to institute any proceeding with respect to the senior indenture or for any remedy thereunder, unless:

•	such holder previously shall have given to the senior trustee written notice of a continuing event of default or covenant breach with respect to senior debt securities of that series,

•

the holders of not less than 25% in aggregate principal amount (in the case of a series of senior debt securities issued at an original issue discount, calculated in accordance with the formula set forth in such series) of the outstanding senior debt securities of that series shall have made written request, and offered reasonable indemnity, to the senior trustee to institute such proceeding as senior trustee, and

•

the senior trustee shall not have received from the holders of a majority in principal amount of the outstanding senior debt securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

The holder of any senior debt security, however, will have an absolute right to receive payment of the principal of and any premium and interest, if any, on such senior debt security on or after the due dates expressed in such note and to institute suit for the enforcement of any such payment.

We are obligated to furnish annually to the senior trustee a statement as to our performance of our obligations under the senior indenture and as to any default in such obligations.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated January 23, 2023 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
Truist Securities, Inc.	$555,000,000
Barclays Capital Inc.	450,000,000
Morgan Stanley & Co. LLC	450,000,000
Loop Capital Markets LLC	22,500,000
Siebert Williams Shank & Co., LLC	22,500,000

Total	$1,500,000,000

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement. After the initial public offering, the public offering price may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

The underwriters expect to deliver the Notes to purchasers on or about January 26, 2023, which will be the third business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discount, will be approximately $2.2 million.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions, which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Our affiliate, Truist Securities, Inc., is a participating joint book-running manager. Because Truist Securities, Inc. has a conflict of interest pursuant to Financial Industry Regulatory Authority (“FINRA”), this offering is being conducted in compliance with FINRA Rule 5121. Under FINRA Rule 5121, any underwriter who is subject to the rule will not be permitted to sell any Notes to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Selling Restrictions

European Economic Area

None of this pricing supplement, the attached prospectus supplement or the attached prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This pricing supplement, the attached prospectus supplement and the attached prospectus have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the attached prospectus supplement and the attached prospectus may only do so with respect to EEA Qualified Investors. Neither Truist Financial Corporation nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes other than to EEA Qualified Investors.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

None of this pricing supplement, the attached prospectus supplement or the attached prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”) (the “UK Prospectus Regulation”). This pricing supplement, the attached prospectus supplement and the attached prospectus have been prepared on the basis that any offer of Notes in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in this pricing supplement, the attached prospectus supplement and the attached prospectus may only do so with respect to UK Qualified Investors. Neither Truist Financial Corporation nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes other than to UK Qualified Investors.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this pricing supplement, the attached prospectus supplement, the attached prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing supplement, the attached prospectus supplement, the attached prospectus and any other document or materials relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the attached prospectus supplement or the attached prospectus or any of their contents.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement, the attached prospectus supplement or the attached prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding the agent conflicts of interest in connection with this offering.

Hong Kong

Each agent represents and agrees that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

(b)

it has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made under the SFO.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”), and the Notes have not been offered or sold, directly or indirectly, and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities. For purposes of this paragraph “resident of Japan” means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan.

Singapore

This pricing supplement, the attached prospectus supplement and the attached prospectus have not been and will not be registered as a prospectus under the Securities and Futures Act 2001 (the “SFA”) by the Monetary Authority of Singapore, and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this pricing supplement, the attached prospectus supplement, the attached prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the SFA) (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)

a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the Notes except:

(i)

to an Institutional Investor, an Accredited Investor, a Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act of June 15, 2018 (the “FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this pricing supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Ellen M. Fitzsimmons, Senior Executive Vice President, Chief Legal Officer and Head of Public Affairs, and Corporate Secretary of Truist Financial Corporation, and Michael J. Shumaker, Senior Vice President and Associate General Counsel of Truist Financial Corporation, and Squire Patton Boggs (US) LLP. Ms. Fitzsimmons and Mr. Shumaker will rely upon the opinion of Squire Patton Boggs (US) LLP as to matters of New York law. As of the date of this pricing supplement, Ms. Fitzsimmons and Mr. Shumaker each beneficially owns, or has the right to acquire, an aggregate of less than 1% of Truist Financial Corporation’s common stock. Certain legal matters will be passed upon for the underwriters by Sidley Austin LLP, New York, New York.